SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 5, 2020

1.              DATE, TIME AND PLACE: On August 5, 2020, at 9:00 AM, through conference call, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Company”), with the participation of the Board Members indicated below, through conference call, having the Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Board Member Pedro Oliva Marcilio de Sousa was absent due to justified reasons. Misters Marcelo Arantes, Marcelo Cerqueira, Pedro Van Langendonck Teixeira de Freitas and Misses Lilian Porto Bruno, Ana Paula Tarossi and Clarisse Schliekmann also participated in the meeting. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.         Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolution was taken:

a) PD.CA/BAK-17/2020 - Election of Statutory Officer of Braskem S.A. - (i) Due to the resignation of Officer Luiz Eduardo Valente Moreira in June 25, 2020, and after previous analysis of the subject matter performed by the People and Organization Committee, which gave favorable opinion on the election of Mr. Daniel Sales Corrêa, the attending Board Members resolved to elect Mr. DANIEL SALES CORRÊA, Brazilian citizen, married under partial property ruling, engineer, bearer of Identity Card (RG) No. 438535 SSP/MS, and enrolled with the Individual Taxpayer’s Register of the Ministry of Economy (CPF/ME) under No. 445.858.371-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP: 05501-050, in the City of São Paulo, State of São Paulo, to compose the Company’s Statutory Management, as Officer with no specific title, for the remaining term of office, which will end at the Board of Directors’ meeting that will take place after the 2021 Annual General Meeting. The Officer hereby elected will take office in up to thirty (30) days, upon execution of the respective instrument of investiture, and represented, for the

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 5, 2020

purposes of article 37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provision of paragraph 1, article 147, of Law No. 6,404, of December 15, 1976, that he is not prevented by any special law nor has he been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor is he subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. He has also presented, in order to comply with the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367, of May 29, 2002, written statements in accordance with the terms of said rulings, which have been filed in the headquarters of the Company. Due to the election approved above, the Company’s Executive Office has now the following composition: Roberto Lopes Pontes Simões - Chief Executive Officer; Cristiana Lapa Wanderley Sarcedo - Legal Officer; Daniel Sales Corrêa; Edison Terra Filho; Marcelo Arantes de Carvalho; Marcelo de Oliveira Cerqueira; and Pedro van Langendonck Teixeira de Freitas - CFO and Investor Relations Officer.

3.2.	Subjects for Acknowledgement: Nothing to record.
3.3.	Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, August 5, 2020

José Mauro Mettrau C. da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 5, 2020

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Roberto Faldini

Roberto Lopes Pontes Simões	Rogerio Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.